UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

- OR -

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________ to ________________

Commission file number 1-6075

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CHICAGO AND NORTH WESTERN RAILWAY COMPANY PROFIT SHARING AND RETIREMENT SAVINGS PROGRAM

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UNION PACIFIC CORPORATION 1400 DOUGLAS STREET OMAHA, NEBRASKA 68179

Chicago and North Western

Railway Company Profit

Sharing and Retirement

Savings Program

Employer ID No: 94-6001323

Plan Number: 002

Financial Statements as of and for the Years Ended December 31, 2021 and 2020, and

Report of Independent Registered Public Accounting Firm

CHICAGO AND NORTH WESTERN RAILWAY COMPANY

PROFIT SHARING AND RETIREMENT SAVINGS PROGRAM

Note:	Additional supplemental schedules required by the Employee Retirement Income Security Act of 1974, as amended, are disclosed separately in Master Trust reports filed with the Department of Labor or are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of

Chicago and North Western Railway Company

Profit Sharing and Retirement Savings Program

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Chicago and North Western Railway Company Profit Sharing and Retirement Savings Program (the "Program") as of December 31, 2021 and 2020, the related statement of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Program as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Program's management. Our responsibility is to express an opinion on the Program's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Program in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Omaha, Nebraska

June 29,2022

We have served as the auditor of the Program since 1995.

CHICAGO AND NORTH WESTERN RAILWAY COMPANY

PROFIT SHARING AND RETIREMENT SAVINGS PROGRAM

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

As of December 31,	2021	2020
ASSETS:
Investments at fair value (Note 3 and 4)	$50,661,150	$47,180,503
Investments at contract value (Note 4)	19,558,890	20,155,422
Program interest in Master Trust	70,220,040	67,335,925
Receivables:
Notes receivable from participants	-	4,968
Total receivables	-	4,968
NET ASSETS AVAILABLE FOR BENEFITS	$70,220,040	$67,340,893

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Years Ended December 31,	2021	2020
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Program interest in Master Trust investment income (Note 4):
Net appreciation in fair value of investments	$5,981,272	$3,880,835
Interest and dividends	2,432,783	1,824,259
Net investment income	8,414,055	5,705,094
Interest income on notes receivable from participants	-	213
Other additions, net	(3,505)	35,600
Total additions	8,410,550	5,740,907
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Distributions to participants	5,515,298	5,161,545
Other deductions	16,105	16,436
Total deductions	5,531,403	5,177,981
NET INCREASE (DECREASE) IN NET ASSETS	$2,879,147	$562,926
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	$67,340,893	$66,777,967
End of year	$70,220,040	$67,340,893

See notes to the financial statements.

CHICAGO AND NORTH WESTERN RAILWAY COMPANY
PROFIT SHARING AND RETIREMENT SAVINGS PROGRAM

NOTES TO THE FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

1. DESCRIPTION OF PLAN

The following description of the Chicago and North Western Railway Company Profit Sharing and Retirement Savings Program (the “Program”) is provided for general information only. Participants should refer to the Program’s plan document for more complete information.

General — The Program was initially established to provide retirement benefits to eligible employees of Chicago and North Western Railway Company (the “Company”) and other common control employers who adopt the Program. The Program is sponsored by Union Pacific Railroad Company (“Railroad”). Vanguard Fiduciary Trust Company (“VFTC”) serves as the trustee of the Program. The Program is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act was enacted and signed into law. Among other things, the CARES Act includes several relief provisions available to tax-qualified retirement plans and their participants. Program management evaluated the relief provisions available to Program participants under the CARES Act and implemented the following provisions:

●	Option to waive the required minimum distributions for 2020; and
●

Option to suspend loan payments due during the period beginning March 27, 2020, and ending December 31, 2020, for up to a year, if the participant is a “qualified individual” as defined under the CARES Act.

Contributions — The Program was frozen effective December 31, 1995. No new participants or contributions are allowed in the Program after December 31, 1995.

Notes Receivable from Participants — Participants are eligible to take a loan from their fund accounts, subject to the following limits. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of (a) one-half of their account balance or (b) $50,000, taking into consideration additional loan balances under the Program and any other qualified plan maintained by Union Pacific Corporation (the “Corporation”) or its subsidiaries. Loan transactions are treated as a transfer from the investment fund(s) to the loan fund. As the loan is repaid, all principal and interest payments are credited to the participant's contribution source accounts from which the original loan proceeds were taken and invested in accordance with the participant’s applicable investment election. Loan terms cannot exceed 59 consecutive calendar months, except the loan term may be up to 15 years if the loan will be used to purchase the participant’s principal residence. Under provisions of the CARES Act (described in the “General" section above), if a “qualified individual” elected to suspend loan payments, the repayment term of the loan was extended for up to one year. The loans are secured by the balance in the participant’s account and bear a fixed rate of interest set by the Program administrator based on interest rates being charged on similar loans. Principal and interest is paid ratably, generally through monthly payroll deductions.

Participant Accounts — An individual account is maintained for each Program participant. Participants may direct the investment of their account into various investment options offered by the Program, except that a participant may not elect to transfer amounts into the Union Pacific Common Stock Fund if such transfer would result in more than 20% of the participant’s account to be invested in such fund. Alternatively, a participant may elect to participate in the Vanguard Advisers Managed Account Program (“Managed Account Program”). The Managed Account Program is a program in which certain participants may delegate ongoing, discretionary investment management decisions with respect to their account to Vanguard Advisers, Inc. Each participant’s account is credited with an allocation of the Program’s earnings (losses) based on the type of investments selected and their performance. The allocations are based on each participant’s account balance by investment type. If a participant does not provide investment directions with respect to an amount credited to their account, such amount is invested in a default investment option designated under the Program. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting — Participants at all times have a 100% vested interest in their accounts.

Distributions to Participants — Under the terms of the Program, distributions are to be paid in the form of a joint and survivor annuity. A participant’s account may, as elected by the participant (with spousal consent when required), be paid to him/her in a single sum. In order to provide a joint and survivor annuity (or single life annuity where spousal consent is obtained or there is no spouse), the participant’s account balance is transferred to the Chicago and North Western Railway Company Supplemental Pension Plan (the “Supplemental Pension Plan”) for payment of the annuity. The annuity may, at the option of the Program administrator, be purchased from a third-party institution or paid from the assets of the Supplemental Pension Plan. A required minimum distribution option is available at age 72 (age 70 ½ if the participant’s date of birth is before July 1, 1949). A terminated participant may defer distribution until the earlier of the participant’s required beginning date, as defined in the Program, or the participant’s death. If distribution is deferred until the participant’s required beginning date, the participant may elect (with spousal consent when required) distribution either in a single sum or in the form of monthly, quarterly, semi-annual, or annual installments. Such single sum distribution must be made (or installments begin) no later than the participant’s required beginning date. If receiving a single sum distribution, the portion of a participant’s account invested in the Union Pacific Common Stock Fund, if any, is distributed in cash unless shares of stock are elected at the time of distribution. If the participant remains employed with the Railroad after attaining age 72 (age 70 ½, if the participant’s date of birth is before July 1, 1949), the participant must commence distribution of his/her account no later than the April 1st of the year following the year in which the participant separated from service. Under provisions of the CARES Act (described in the “General” section above), participants could waive their required minimum distribution payment(s) attributable to 2020.

In-service hardship and non-hardship withdrawals, including withdrawals on and after age 59 ½, may be made by a participant from his or her account in accordance with the Program’s provisions.

Program Administration — The Program is administered by the Named Fiduciary - Plan Administration. The Executive Vice President - Sustainability and Strategy of Union Pacific Railroad Company currently serves in this role. Investment management fees for the Program’s investment options are netted against investment earnings. Expenses incurred administering the Program, including participant recordkeeping expenses, are payable from Program assets. The Railroad has the option, but not the obligation, to pay Program administrative expenses.

Subsequent Events Evaluation — We evaluated the effects of all subsequent events through June 29, 2022, the financial statement issuance date.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements of the Program have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Program utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the value of the participants’ account balances and amounts reported in the financial statements.

Investment Valuation and Income Recognition — Investments are reported at fair value with the exception of fully benefit-responsive investment contracts, which are reported at contract value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Dividend income is recorded as of the ex-dividend date. Dividends are reinvested in a related participant fund. Interest income is recorded on the accrual basis. Purchases and sales of securities are recorded as of the trade date. Net appreciation (depreciation) includes the Program’s gains and losses on investments bought and sold as well as held during the year.

For fully benefit-responsive contracts held by a defined contribution plan, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Program. The statements of net assets available for benefits present the fully benefit-responsive investment contracts at contract value. The statements of changes in net assets available for benefits are also prepared on a contract value basis.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Program’s plan document.

Administrative Expenses — Administrative expenses of the Program are paid as described in the section “Program Administration” in Note 1. All investment management and transaction fees directly related to the Program investments are paid by the Program. Management fees and operating expenses charged to the Program for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments. To the extent paid by the Plan, recordkeeping expenses are deducted from participants' accounts on a quarterly basis. Program administrative expenses of $16,105 and $16,436 were paid in 2021 and 2020, respectively.

Distributions to Participants — Distributions are recorded when paid. There were no amounts allocated to accounts of persons who have elected to withdraw from the Program but have not yet been paid at December 31, 2021 or 2020.

3. FAIR VALUE MEASUREMENT

Accounting Standard Codification (ASC) 820, Fair Value Measurement, established a single authoritative definition of fair value, set a framework for measuring fair value, and requires additional disclosures about fair value measurements.

In accordance with ASC 820, the Program classifies its investments into a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:

Level 1 — Quoted market prices in active markets for identical assets or liabilities.

Level 2 — Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3 — Unobservable inputs that are not corroborated by market data.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Asset Valuation Methodologies — Valuation methodologies maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used to determine the fair value for each investment category and the fair value hierarchy tier to which each investment category has been assigned.

Common Stock — Amounts are invested exclusively in common stock issued by the Corporation. The unit price (value) for shares of this fund is computed daily based on the closing price of Union Pacific Corporation common stock on the New York Stock Exchange and the number of shares of stock held by the fund. Employer stock funds are classified as Level 1 investments.

Cash & Cash Equivalents — These investments consist of U.S. dollars within a money market account. These temporary cash investments are classified as Level 1 investments.

Mutual Funds (Including the Domestic and International Stock Funds, Balanced Fund, Money Market Fund, and Bond Funds) — The shares of mutual funds are actively traded in a public exchange and the quoted prices at which these securities trade in the exchange are readily available. These quoted prices are used to determine the fair values of mutual fund shares held at year-end. Mutual funds are classified as Level 1 investments.

Common/Collective Trusts — These investments are valued at the net asset value of units of a common collective trust. The net asset value as provided by the trustee is used as a practical expedient to estimate fair value. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported net asset value. Participant transactions (purchases and sales) may occur daily.

A summary of the Union Pacific Corporation Master Trust (“Master Trust”) assets (Note 4) measured at fair value on a recurring basis set forth by level within the fair value hierarchy is presented in the following tables:

	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
As of December 31, 2021	(Level 1)	(Level 2)	(Level 3)	Total
Investments at fair value:
Common Stock	$877,789,118	-	-	$877,789,118
Cash & Cash Equivalents	6,396,143	-	-	6,396,143
Mutual Funds	1,816,625,396	-	-	1,816,625,396
Total investments in the fair value hierarchy	$2,700,810,657	-	-	$2,700,810,657
Investments measured at net asset value:*
Common/Collective Trusts				1,976,996,720
Total investments at net asset value				1,976,996,720
Total investments at fair value				$4,677,807,377

	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
As of December 31, 2020	(Level 1)	(Level 2)	(Level 3)	Total
Investments at fair value:
Common Stock	$788,139,144	-	-	$788,139,144
Cash & Cash Equivalents	5,525,933	-	-	5,525,933
Mutual Funds	1,621,176,454	-	-	1,621,176,454
Total investments in the fair value hierarchy	$2,414,841,531	-	-	$2,414,841,531
Investments measured at net asset value:*
Common/Collective Trusts				1,704,086,896
Total investments at net asset value				1,704,086,896
Total investments at fair value				$4,118,928,427

*	In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in these tables are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

Net Asset Value per Share — The following tables summarize investments for which fair value is measured at net asset value. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Program.

Redemption
			Frequency (If	Redemption
		Unfunded	Currently	Notice
As of December 31, 2021	Fair Value	Commitments	Eligible)	Period
Common/Collective Trusts	$1,976,996,720	n/a	Daily	None

Redemption
			Frequency (If	Redemption
		Unfunded	Currently	Notice
As of December 31, 2020	Fair Value	Commitments	Eligible)	Period
Common/Collective Trusts	$1,704,086,896	n/a	Daily	None

4. MASTER TRUST

At December 31, 2021 and 2020, the Program participated in a Master Trust with other retirement plans sponsored by the Corporation or its subsidiaries. The investment assets of the Master Trust are held at VFTC. Use of the Master Trust permits the commingling of the trust assets of a number of benefit plans of the Corporation and its subsidiaries for investment and administrative purposes. Although assets are commingled in the Master Trust, VFTC maintains supporting records for the purpose of allocating the net investment income (loss) of the investment accounts to the various participating plans. The investment valuation methods for investments held by the Master Trust are discussed in Note 3.

The Program’s interest in the Master Trust is presented in the following tables:

As of December 31,	2021		2020
	Master Trust	Program Interest	Master Trust	Program Interest
Investments at fair value:
Common Stock	$877,789,118	$5,216,466	$788,139,144	$5,874,947
Cash & Cash Equivalents	6,396,143	53,937	5,525,933	63,758
Mutual Funds	1,816,625,396	28,145,413	1,621,176,454	25,198,836
Common/Collective Trusts	1,976,996,720	17,245,334	1,704,086,896	16,042,962
Investments at fair value	4,677,807,377	50,661,150	4,118,928,427	47,180,503
Investments at contract value	365,400,317	19,558,890	381,870,403	20,155,422
Total investments	$5,043,207,694	$70,220,040	$4,500,798,830	$67,335,925

Investment income (loss) for the Master Trust is as follows:

For the Years Ended December 31,	2021	2020
Net appreciation (depreciation) in fair value	$600,849,791	$569,804,794
Interest and dividends	101,386,306	74,562,358
Total investment income (loss) of Master Trust	$702,236,097	$644,367,152
Program's portion of Master Trust investment income (loss)	$8,414,055	$5,705,094

While the Program participates in the Master Trust, each participant’s account is allocated earnings (or losses) consistent with the performance of the funds in which the participant’s account is invested. Therefore, the investment income (loss) of the Master Trust may not be allocated evenly among the plans participating in the Master Trust.

The Master Trust provides to participants a stable value investment option (the “Union Pacific Fixed Income Fund” or “Fund”) that includes traditional Guaranteed Investment Contracts (“GICs”) and synthetic GICs. Traditional GICs are issued by insurance companies and provide for benefit-responsive withdrawals by Program participants at contract value. Contract value represents contributions made plus interest accrued at the contract rate, less withdrawals. The crediting rate on traditional contracts is typically fixed for the life of the investment. The contracts are backed by the assets in an insurance company’s general account or a separate account. Synthetic GICs pair Program-owned fixed income investments with an insurance like feature known as a “wrap contract” issued by a bank or life insurance company. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0%. The crediting rate of the contract resets every quarter based on the performance of the underlying investment portfolio. To the extent that the Fund has unrealized gains and losses, the interest crediting rate may differ from then-current market rates. These contracts meet the fully benefit-responsive investment contract criteria and therefore are reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Program.

Certain events might limit the ability of the Program to transact at contract value with the contract issuer. These events could be different under each contract. Such events include layoffs, divisional sales, voluntary or involuntary reductions in workforce, Program-wide re-enrollments, or other events that are outside the normal operation of the Program that causes a withdrawal from an investment contract. Program management does not believe that the occurrence of any such event, which would limit the Program’s ability to transact at contract value with participants, is probable.

In addition, certain events allow the issuer to terminate the contracts with the Program and settle at an amount different from contract value. Those events could be different under each contract. Such events include a change in qualification status of a participant, employer, or Program; a breach of material obligations under the contract and misrepresentation by the contract holder; or failure of the underlying portfolio to conform to the pre-established investment guidelines.

The following table represents the disaggregation of contract value between types of investment contracts and other fund level transactions held by the Master Trust:

As of December 31,	2021	2020
Synthetic investment contracts	$343,064,861	$360,593,085
Traditional investment contracts	13,319,662	10,601,484
Money market fund	9,556,598	10,771,682
Other	(540,804)	(95,848)
Total investments at contract value	$365,400,317	$381,870,403

5. FEDERAL INCOME TAX STATUS

The Program obtained a tax determination letter dated November 15, 2016, in which the Internal Revenue Service (“IRS”) stated that the Program, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Although the Program has been amended since receiving the determination letter, the Railroad and Program management believe that the Program and related Master Trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Program’s financial statements.

GAAP requires Program management to evaluate tax positions taken by the Program and recognize a tax liability (or asset) if the Program has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Program is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Program administrator believes the Program and the related Master Trust are no longer subject to income tax examinations for years prior to 2018.

6. PROGRAM TERMINATION

Although it has not expressed any intent to do so, the Railroad, the Program sponsor, has the right under the Program, at any time, to terminate the Program subject to the provisions of ERISA. Regardless of such actions, the principal and income of the Program remains for the exclusive benefit of the Program’s participants and beneficiaries. The Railroad may direct VFTC either to distribute the Program’s assets to the participants, or to continue the Trust and distribute benefits as though the Program had not been terminated.

7. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Master Trust investments include the Union Pacific Common Stock Fund, which is invested in the common stock of the Corporation. The Corporation is the parent holding company of the Program sponsor and, therefore, these transactions qualify as party-in-interest transactions. At December 31, 2021 and 2020, the Program’s interest in the Master Trust’s investment in the Union Pacific Common Stock Fund had a cost basis of $1,411,973 and $1,584,123, respectively. During the years ended December 31, 2021 and 2020, the Program recorded dividend income of $95,445 and $109,097, respectively.

The Master Trust also invests in various funds managed by VFTC and a common/collective trust fund managed by T Rowe Price. VFTC is the trustee and recordkeeper as defined by the Program, and T Rowe Price is a fiduciary with respect to the Program's assets invested in the common/collective trust fund. Therefore, these transactions qualify as party-in-interest transactions.

******

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CHICAGO AND NORTH WESTERN RAILWAY COMPANY
PROFIT SHARING AND RETIREMENT SAVINGS PROGRAM

Dated:	June 29, 2022	By:	/s/ Elizabeth Whited
Elizabeth Whited, Executive Vice President - Sustainability and Strategy Union Pacific Railroad